Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, N.Y. 10010-3629
(as representative of the several
Underwriters)

January 7, 2011

VIA FACSIMILE AND EDGAR

Maryse Mills-Apenteng
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: Verint Systems Inc., Registration Statement on Form S-1 (File No. 333-169025)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representative of the several Underwriters, wish to advise you that the number of preliminary prospectuses dated January 6, 2011, which were furnished to 5 prospective underwriters and distributed during the period January 6, 2011 through 3:00 p.m., Eastern Standard Time, January 7, 2011, to underwriters, dealers, institutions and others, was approximately 450.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Verint Systems Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern Standard Time on January 10, 2011, or as soon thereafter as practicable.

Very truly yours,

Credit Suisse Securities (USA) LLC

By: /s/ Ben Sher
Name: Ben Sher
Title: Director